UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number - 333-12414-01

Telefonica Europe B.V.

(Exact name of registrant as specified in its charter)

WTC Zuidplein 112 Tower 1 Floor 13

1077 XV Amsterdam, The Netherlands

+31 (0) 20 575 33 72

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Fixed Rate Guaranteed Senior Notes Due 2030

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☒	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Telefonica Europe B.V. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in August 2000.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding rules of the U.S. Securities and Exchange Commission (the “SEC”) for the 12 months preceding the filing of this form. The Company is permitted to omit financial statements by Rule 3-10 of Regulation S-X and is, therefore, exempt from the requirements of Section 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-5 of the Exchange Act.

Item 2. Recent United States Market Activity

The Company last sold debt securities in the United States in a registered offering under the Securities Act of 1933, as amended, on September 21, 2000 when it sold its Fixed Rate Guaranteed Senior Notes Due 2030 under a registration statement on Form F-3 filed with the SEC on August 22, 2000, and amended on September 1, 2000. These notes are unconditionally and irrevocably guaranteed by the Company’s parent company, Telefónica, S.A.

Item 3. Foreign Listing and Primary Trading Market

Not applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

As of January 20, 2026, the following class of registered debt securities of the Company (the “Notes”) is outstanding. The Company’s parent company, Telefónica, S.A., is the guarantor of the Notes.

Notes	Issuer	Guarantor	Number of record holders on a worldwide basis
Fixed Rate Guaranteed Senior Notes Due 2030	Telefonica Europe B.V.	Telefónica, S.A.	171

The number of record holders of the aforesaid debt securities on a worldwide basis was determined on the basis of the records of the Depository Trust Company, Euroclear Bank SA/NV and Clearstream Banking SA. as of November 14, 2025.

Item 7. Notice Requirement

The Company published notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on December 17, 2025 and used Bloomberg, Reuters and Dow Jones to disseminate the notice in the United States. In addition, the press release was posted to Telefónica, S.A.’s website and submitted by Telefónica, S.A. to the SEC on Form 6-K via EDGAR on December 17, 2025. The Company has published a further press release on the matter today.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Telefónica, S.A. will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.telefonica.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Telefonica Europe B.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Telefonica Europe B.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: January 20, 2026

Telefonica Europe B.V.

By:	/s/ François V. N. Declève
Name:	François V. N. Declève
Title:	Director of Telefonica Europe B.V.

By:	/s/ Lennart Pieter Schoenmaker
Name:	Lennart Pieter Schoenmaker
Title:	Director of Telefonica Europe B.V.